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JUN 04 2024
Washington, DC

SEC FILE NUMBER
8-68461

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ernst & Young Capital Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Manhattan West
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Reshma A. Tiwari	212-773-1226	reshma.tiwari@ey.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct N Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Reshma A. Tiwari, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ernst & Young Capital Advisors, LLC, as of 6/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
FinOp

[signature: A. Santiago]
Notary Public

AMARILLYS SANTIAGO
Notary Public, State of New Jersey
Comm. # 50193564
My Commission Expires 05/08/2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: A Copy of the SIPC supplemental report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ERNST & YOUNG CAPITAL ADVISORS, LLC

CONTENTS

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Ernst & Young Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ernst & Young Capital Advisors, LLC (the "Company") as of June 30, 2022, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ernst & Young Capital Advisors, LLC as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Ernst & Young Capital Advisors, LLC's auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
September 27, 2022

ERNST & YOUNG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2022

ASSETS	
Cash	$ 49,618,566
Accounts receivable, net	1,723,035
Other Assets	49,139
Total Assets	$ 51,390,740
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 14,972
Due to affiliate	1,364,370
Deferred revenue	494,000
Total liabilities	1,873,342
Member's equity	49,517,398
Total Liabilities and Member's Equity	$ 51,390,740

See accompanying notes to financial statements.

ERNST & YOUNG CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS

For the Year ended June 30, 2022

Revenues:	
Investment banking and advisory fees	$ 57,489,220
Interest	40,902
	57,530,122
Expenses:	
Administrative fees	17,122,245
Registration and membership fees	197,177
Other expenses	2,425,022
Total expenses	19,744,444
Net Income	$ 37,785,678

See accompanying notes to financial statements.

ERNST & YOUNG CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

June 30, 2022

Member's equity, beginning of year	$	19,231,720
Withdrawals - Member Distribution		(7,500,000)
Net income		37,785,678
Member's equity, end of year	$	49,517,398

See accompanying notes to financial statements.

ERNST & YOUNG CAPITAL

STATEMENT OF CASH FLOWS

For the Year ended June 30, 2022

Cash flows from operating activities	
Net income	$ 37,785,678
Adjustments to reconcile net income to net cash provided by operating activities:	
Accounts receivable, net	(790,980)
Due from affiliate	266,970
Other assets	(189)
Accounts payable and accrued expenses	(10,300)
Deferred revenue	(744,760)
Due to affiliate	(63,278)
Net cash provided by operating activities	36,443,141
Cash flows from financing activities	
Distribution - Member	$ (7,500,000)
Net increase in cash	28,943,141
Cash, beginning of year	20,675,425
Cash, end of year	$ 49,618,566

See accompanying notes to financial statements.

1. Nature of business

Ernst & Young Capital Advisors, LLC. (the "Company") is a Limited Liability Company organized under the laws of the state of Delaware in November 2009. The Company is wholly-owned by EYCA Holdings LLC, which is wholly-owned by Ernst & Young U.S. LLP ("EY"). The Company's operations consist primarily of corporate finance consulting and other advisory services in connection with bankruptcies, corporate debt restructuring activities, corporate restructuring transactions, mergers and acquisitions, and debt and equity capital markets transactions.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable and Allowance for Doubtful Accounts

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. The Company carried an allowance balance of $1,001,648 as of June 30, 2022.

Revenue Recognition

On July 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively "ASU 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within it scope. Revenues are recognized when the control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services in accordance with the terms of the engagement agreements.

Much of the Company's revenue comes from transactional investment banking services. Revenue from transactional services are recognized upon the successful completion of the transaction or invoicing of hourly fees, as a single performance obligation. Revenue from advisory services or retainers on brokerage services on transactions are amortized and recognized over time to match the continued delivery of performance obligations to the customers over an estimated period of time. Unearned revenue under ASU 606 is recorded on the Statement of Financial Condition as deferred revenue. The Company reviews its amortization policies under ASU 606 on an annual basis.

Income Taxes

As a wholly-owned limited liability company, the Company is disregarded for income tax reporting purposes. Any income or loss from the Company is passed through to its parent for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

2. Summary of significant accounting policies (continued)

At June 30, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all tax years after 2019.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2022, the Company's net capital was approximately $47,745,000, which was approximately $47,620,000 in excess of its minimum requirement of $124,890.

4. Concentrations

For the year ended June 30, 2022, two clients had revenue in excess of 10% of the Company's total revenue. Overall, these clients accounted for approximately 22% of the Company's total revenue for the year ended June 30, 2022. As of June 30, 2022, no receivable was outstanding for these clients.

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company believes it is not exposed to any significant credit risk to cash.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" as the Company's activities are limited to those set forth in the conditions for exemption contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5.

6. Related party transactions

The Company does not employ any personnel. The Company and EY operate under a Services Agreement whereby EY provides employee and administrative services to the Company. The employee and administrative services include (but are not limited to) personnel, office space, facilities and equipment (including utilities), communications (including telephone, mobile telephone and data transmission), information technology support and all general and administrative services in connection with the Company's business. EY charges the Company for the provision of the services at an agreed upon monthly retainer amount in connection with providing employee and administrative services on behalf of the Company. The monthly retainer amount is agreed to at the start of each fiscal period. EY also charges the Company for direct expenses paid for by EY on the Company's behalf. For the year ended June 30, 2022, EY charged the Company approximately $17,122,000 for the provision of employee and administrative services. The balance owed to the affiliate related to this provision was $1,652,000 as of June 30, 2022.

7. Subsequent events

As of September 27, 2022, the Company collected approximately $1,183,000 of accounts receivable outstanding as of June 30, 2022.

Management has evaluated all subsequent events from June 30, 2022 through September 27, 2022, the date the accompanying financial statements were available to be issued, and is not aware of any subsequent events occurring during this period that have not been disclosed in the notes to the financial statements.

ERNST & YOUNG CAPITAL ADVISORS, LLC

SCHEDULE 1 - SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2022

Net capital, member's equity		$ 49,517,398
Less nonallowable assets, other assets		1,772,174
Net capital before haircuts		47,745,224
Haircuts		-
Net capital		$ 47,745,224
Aggregate indebtedness		$ 1,873,342
Computed minimum net capital required (6.66667% of aggregate indebtedness)		$ 124,890
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Excess net capital ($47,745,224 - $124,890)		$ 47,620,334
Percentage of aggregate indebtedness to net capital	$ 1,873,342 / $ 47,745,224	**4%**

There are no material differences between the computations above and the computations included in the Company's unaudited Form X-17A-5 filing, as amended on September 21, 2022.

Net Capital reported in Form X-17A-5, Part II-A filing as of June 30, 2022	**$ 41,070,573**
Change in Due to EY LLP ($1,364,479 - $1,364,370)	109
Change in Deferred Revenue ($7,168,542 - $494,000)	6,674,542
Net Capital reported in Amended Form X-17A-5, Part II-A filing as of June 30, 2022	**$ 47,745,224**

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Ernst & Young Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Ernst & Young Capital Advisors, LLC claimed it may file an exemption report because it had no obligations under 17 CFR section 240.15c3-3 and (2) Ernst & Young Capital Advisors, LLC, as a non-covered firm, met the provisions of footnote 74 of the Securities and Exchange Commission Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits it business activities exclusively to private placement services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year ended ended June 30, 2022 without exception.

Ernst & Young Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ernst & Young Capital Advisors, LLC's compliance with the exemption provisions for a non-covered firm. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
September 27, 2022

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
20646 Abbey Woods Ct N, Suite 201 I Frankfort, IL 60423

EY
Building a better working world

Ernst & Young Capital Advisors, LLC
One Manhattan West
New York, NY 10001

Tel: +1 212 773-3000
eyinvestmentbanking.com
Member of FINRA.
www.finra.org

September 29, 2022

Exemption Report

Ernst & Young Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company provides sector-specific advice on mergers & Acquisitions, debt capital markets, equity capital markets and capital restructuring transactions. This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3- 3, and
- The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.l 7a-5 and where the Company
    1. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company);
    2. did not carry accounts of or for customers; and
    3. did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The above statements are true and correct to the best of my and the Company's knowledge.

Signature: ______________________________

Name and Title: Reshma Tiwari, FinOp